FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Mexican Economic Development, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐    No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐    No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

This report on Form 6-K is incorporated by reference into the prospectus contained in the Registration Statement on Form F-3 (Registration No. 333-117795) of Fomento Económico Mexicano, S.A. de C.V., or FEMSA, filed with the Securities and Exchange Commission, or SEC, on July 30, 2004, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

1.	Unaudited Pro Forma Consolidated Financial Information, including unaudited pro forma consolidated income statement for the six months ended June 30, 2004 and unaudited pro forma consolidated balance sheet as of June 30, 2004.

2.	Operating and Financial Review and Prospects for Six Months Ended June 30, 2004.

3.	Unaudited Consolidated Financial Statements, including the notes related thereto for the six months ended June 30, 2004 and 2003 and at June 30, 2004 and December 31, 2003.

PRESENTATION OF FINANCIAL INFORMATION

Our audited consolidated balance sheets as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2003, 2002 and 2001 are included in our annual report on Form 20-F for the year ended December 31, 2003, filed with the SEC on April 8, 2004. Our unaudited consolidated balance sheet as of June 30, 2004 and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the six months ended June 30, 2004 and 2003 are included in Exhibit 3 to this report.

We publish our financial statements in Mexican pesos and prepare our financial statements in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP. Mexican GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Notes 25 and 26 to our audited consolidated financial statements as of and for the year ended December 31, 2003 and Notes 27 and 28 to our unaudited consolidated financial statements as of and for the six months ended June 30, 2004 provide a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to our company, and a reconciliation to U.S. GAAP of majority net income and majority stockholders’ equity.

Unless otherwise specified, we have presented financial data for all full-year periods included in our consolidated financial statements in constant Mexican pesos at December 31, 2003. We have presented financial data as of June 30, 2004 and for the six months ended June 30, 2004 and June 30, 2003 in constant Mexican pesos at June 30, 2004. We believe that the effect of not restating the financial data for the full-year periods included in our consolidated financial statements in constant Mexican pesos at June 30, 2004 is not material, as the Mexican Consumer Price Index was 1.63% for the six months ended June 30, 2004.

This report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, these U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 11.5123 to US$ 1.00, the exchange rate quoted by dealers to FEMSA for the settlement of obligations in foreign currencies on June 30, 2004. On June 30, 2004, the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York was Ps. 11.538 to US$ 1.00.

Our subsidiary Coca-Cola FEMSA, S.A. de C.V., or Coca-Cola FEMSA, acquired Panamerican Beverages, Inc., or Panamco, on May 6, 2003. Unless otherwise indicated, our consolidated financial statements include Panamco only from May 2003. As a result, our consolidated financial statements as of and for the year ended

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December 31, 2003 and as of and for the six months ended June 30, 2004 are not comparable to prior periods. These financial statements may also not be comparable to subsequent periods, as Panamco is only included in our consolidated financial statements for eight months in 2003.

The terms “FEMSA,” “our company,” “we,” “us” and “our” are used in this report to refer to Fomento Económico Mexicano, S.A. de C.V., and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our subsidiary FEMSA Cerveza, S.A. de C.V. as “FEMSA Cerveza,” our subsidiary FEMSA Comercio, S.A. de C.V. as “FEMSA Comercio” and our subsidiary FEMSA Empaques, S.A. de C.V., as “FEMSA Empaques.” References herein to “U.S. dollars,” “US$” or “$” are to the lawful currency of the United States. References herein to “Mexican pesos,” “Pesos” or “Ps.” are to the lawful currency of the United Mexican States or Mexico.

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1	Unaudited Pro Forma Consolidated Financial Information, including unaudited pro forma consolidated income statement for the six months ended June 30, 2004 and unaudited pro forma consolidated balance sheet as of June 30, 2004.

2	Operating and Financial Review and Prospects for Six Months Ended June 30, 2004.

3	Unaudited Consolidated Financial Statements, including the notes related thereto for the six months ended June 30, 2004 and 2003 and at June 30, 2004 and December 31, 2003.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2004	FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ FEDERICO REYES
	Name:	Federico Reyes
	Title:	Executive Vice President of Finance and Planning